

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2015

Via E-mail
Bennett Yankowitz
President and Legal Counsel
B4MC Gold Mines, Inc.
3651 Lindell Road, Suite D565
Las Vegas, Nevada 89103

> **Re: B4MC Gold Mines, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 15, 2015**
> **File No. 033-17773**

Dear Mr. Yankowitz:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please advise us as to when you intend to become current with your Exchange Act reports. We note, for example, that you have not filed your annual report on Form 10-K for the year ended December 31, 2014 and have not filed quarterly reports on Form 10-Q for the three subsequent periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Burr, Law Clerk at (202) 551-5833 or James Lopez, Legal Branch Chief at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director